Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis
August 7, 2024
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the two quarters ended June 30, 2024, dated August 7, 2024, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2024, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2023 Annual Report filed on February 28, 2024.

Our unaudited interim consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2024, are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board. We continue to apply the same accounting policies as those used in 2023. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2024 (incorporated here by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the Q2 2024 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Management’s Discussion and Analysis June 30, 2024	M-1	Stantec Inc.

Business Model
Stantec is a global design and delivery leader in sustainable engineering, architectural planning, and environmental services. As a trusted advisor for our clients and communities, Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency. Our strategy is guided by our purpose, which is to empower people to rise to the world’s greatest challenges. The success of our clients, communities, and people worldwide is our greatest ambition.

The Stantec community unites more than 31,000 employees working in over 450 locations across six continents. We cultivate close client relationships through our geographic and service offering diversification. Please see pages M-1 to M-2 of Stantec’s 2023 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2024 and 2023
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada
Morrison Hershfield Group Inc. (Morrison Hershfield)	February 2024	Markham, Ontario	950	●		●	●
United States
Environmental Systems Design, Inc. (ESD)	June 2023	Chicago, Illinois	300			●
Morrison Hershfield	February 2024	Atlanta, Georgia	200	●		●	●
Global
ZETCON Ingenieure GmbH (ZETCON)	January 2024	Bochum, Germany	645	●
Hydrock Holdings Limited (Hydrock)	April 2024	Bristol, England	950	●		●		●

Management’s Discussion and Analysis June 30, 2024	M-2	Stantec Inc.

Q2 2024 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2024		2023		2024		2023
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,889.7	126.5%	1,638.2	128.1%	3,611.1	126.1%	3,177.4	126.7%
Net revenue	1,493.3	100.0%	1,278.7	100.0%	2,863.4	100.0%	2,507.2	100.0%
Direct payroll costs	681.6	45.6%	584.7	45.7%	1,309.2	45.7%	1,153.2	46.0%
Project margin	811.7	54.4%	694.0	54.3%	1,554.2	54.3%	1,354.0	54.0%
Administrative and marketing expenses	576.6	38.6%	487.3	38.1%	1,119.5	39.1%	975.6	38.9%
Depreciation of property and equipment	17.2	1.2%	14.7	1.1%	33.0	1.2%	30.2	1.2%
Depreciation of lease assets	32.0	2.1%	30.2	2.4%	63.5	2.2%	61.1	2.4%
Net impairment (reversal) of lease assets	16.5	1.1%	0.4	—%	16.9	0.6%	(2.1)	(0.1%)
Amortization of intangible assets	31.8	2.1%	26.4	2.1%	62.8	2.2%	52.7	2.1%
Net interest expense and other net finance expense	27.4	1.8%	22.9	1.8%	51.6	1.8%	44.5	1.8%
Other expense (income)	0.9	0.1%	(1.4)	(0.1%)	(4.8)	(0.2%)	(5.3)	(0.2%)
Income taxes	24.7	1.7%	25.5	2.0%	47.7	1.7%	44.4	1.8%
Net income	84.6	5.7%	88.0	6.9%	164.0	5.7%	152.9	6.1%
Basic and diluted earnings per share (EPS)	0.74	n/m	0.79	n/m	1.44	n/m	1.38	n/m
Adjusted EBITDA (note)	247.3	16.6%	216.0	16.9%	459.2	16.0%	395.1	15.8%
Adjusted net income (note)	127.2	8.5%	109.4	8.6%	230.2	8.0%	190.3	7.6%
Adjusted diluted EPS (note)	1.12	n/m	0.99	n/m	2.02	n/m	1.72	n/m
Dividends declared per common share	0.210	n/m	0.195	n/m	0.420	n/m	0.390	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Q2 2024 compared to Q2 2023
We delivered strong second quarter earnings, driven by record net revenue and solid project execution.
•Net revenue increased 16.8% or $214.6 million, to $1.5 billion, primarily driven by 8.8% acquisition and 7.1% organic net revenue growth. We achieved organic growth in all of our regional and business operating units with the exception of Energy & Resources. We achieved double-digit organic growth in our Water and Buildings businesses.
•Project margin increased 17.0% or $117.7 million, to $811.7 million. As a percentage of net revenue, project margin increased by 10 basis points to 54.4% reflecting solid project execution, particularly in our Water and Buildings businesses.
•Adjusted EBITDA increased 14.5% or $31.3 million, to $247.3 million. Adjusted EBITDA margin was 16.6%, in line with our expectations. Compared to Q2 2023, adjusted EBITDA margin decreased by 30 basis points and by 90 basis points when normalizing for the Q2 2023 increase in long-term incentive plan (LTIP) expense that resulted from strong price appreciation. The quarter-over-quarter change in margin primarily reflects claim provision estimates increasing to historically normal levels compared to 2023.

Management’s Discussion and Analysis June 30, 2024	M-3	Stantec Inc.

•Net income decreased 3.9% or $3.4 million, to $84.6 million, and diluted EPS decreased 6.3% or $0.05, to $0.74, mainly due to a non-cash impairment charge of $16.5 million from our real estate optimization strategy and higher administrative and marketing expenses as a percentage of net revenue.
•Adjusted net income grew 16.3% or $17.8 million, to $127.2 million, achieving 8.5% of net revenue—a decrease of 10 basis points. Adjusted diluted EPS increased 13.1% or $0.13, to $1.12. The LTIP revaluation had a minimal impact on our Q2 2024 adjusted diluted EPS and a downward impact of $0.05 in Q2 2023.
•Contract backlog increased to $7.2 billion at June 30, 2024, reflecting 8.2% acquisition growth and 3.0% organic growth from December 31, 2023. Organic backlog growth was achieved in all of our regional operating units, and we achieved double-digit organic backlog growth in our Environmental Services and Energy & Resources businesses. Contract backlog represents approximately 12 months of work.
•Operating cash flows increased $49.3 million or 159.0%, with cash inflows of $80.3 million, reflecting strong operational performance and collection efforts.
•DSO was 77 days, remaining below our target of 80 days.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2024 was 1.7x, reflecting the funding of recent acquisitions, and remaining within our internal target range of 1.0x to 2.0x.
•Consistent with our growth strategy, on April 30, 2024, we acquired Hydrock Holdings Limited (Hydrock), a 950-person integrated engineering design firm headquartered in Bristol, England. Hydrock bolsters our offering in the energy, buildings, and infrastructure markets.
•On August 7, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on October 15, 2024, to shareholders of record on September 27, 2024.

Year-to-date Q2 2024 compared to year-to-date Q2 2023
•Net revenue increased 14.2% or $356.2 million, to $2.9 billion, primarily driven by 7.2% acquisition and 6.8% organic net revenue growth. We achieved organic growth in all of our regional and business operating units with the exception of Energy & Resources. Double-digit organic growth was achieved in our Water and Buildings businesses.
•Project margin increased $200.2 million or 14.8%, to $1,554.2 million. As a percentage of net revenue, project margin increased by 30 basis points to 54.3% due to solid project execution, particularly in our Water and Buildings businesses.
•Adjusted EBITDA increased $64.1 million or 16.2%, to $459.2 million. Adjusted EBITDA margin increased by 20 basis points over the prior period to 16.0%, and decreased by 10 basis points after normalizing for the LTIP revaluation. Consistent adjusted EBITDA margin was driven by strong net revenue growth and increased project margins, offset by higher administrative and marketing expenses as a percentage of net revenue primarily reflecting claim provision estimates increasing to historically normal levels compared to 2023.
•Net income increased 7.3% or $11.1 million, to $164.0 million, and diluted EPS increased 4.3%, or $0.06, to $1.44, mainly due to strong net revenue growth and solid project execution, partly offset by a non-cash impairment charge of $16.9 million from our real estate optimization strategy and higher administrative and marketing expenses as a percentage of net revenue.
•Adjusted net income grew 21.0% or $39.9 million, to $230.2 million, achieving 8.0% of net revenue—an increase of 40 basis points and adjusted diluted EPS increased 17.4%, or $0.30, to $2.02. The LTIP revaluation had an impact of $0.04 on the 2024 year-to-date adjusted diluted EPS and an impact of $0.10 in the comparative period.
•Operating cash flows increased $69.5 million or 102.7%, with cash inflows of $137.2 million, reflecting strong operational performance and collection efforts.

Management’s Discussion and Analysis June 30, 2024	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income	84.6	88.0	164.0	152.9
Add back (deduct):
Income taxes	24.7	25.5	47.7	44.4
Net interest expense	27.3	22.3	51.3	43.0
Net impairment (reversal) of lease assets (note 1)	18.4	0.9	18.9	(2.0)
Depreciation and amortization	81.0	71.3	159.3	144.0
Unrealized gain on equity securities	(1.8)	(3.3)	(3.7)	(7.2)
Acquisition, integration, and restructuring costs (note 4)	13.1	11.3	21.7	20.0

Adjusted EBITDA	247.3	216.0	459.2	395.1

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income	84.6	88.0	164.0	152.9
Add back (deduct) after tax:
Net impairment (reversal) of lease assets (note 1)	14.4	0.6	14.7	(1.6)
Amortization of intangible assets related to acquisitions (note 2)	18.9	14.6	37.0	29.1
Unrealized gain on equity securities (note 3)	(1.4)	(2.6)	(2.9)	(5.6)
Acquisition, integration, and restructuring costs (note 4)	10.7	8.8	17.4	15.5

Adjusted net income	127.2	109.4	230.2	190.3
Weighted average number of shares outstanding - diluted	114,066,995	111,015,228	114,066,995	110,953,350
Adjusted earnings per share - diluted	1.12	0.99	2.02	1.72
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the quarter ended June 30, 2024 of $1.9 (2023 - $0.5) and for the two quarters ended June 30, 2024 of $2.0 (2023 - $0.1). For the quarter ended June 30, 2024, this amount is net of tax of $4.0 (2023 - $0.3). For the two quarters ended June 30, 2024, this amount is net of tax of $4.2 (2023 - $(0.4)).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2024, this amount is net of tax of $5.4 (2023 - $4.2). For the two quarters ended June 30, 2024 this amount is net of tax of $10.7 (2023 - $8.4).
note 3: For the quarter ended June 30, 2024, this amount is net of tax of $(0.4) (2023 - $(0.7)). For the two quarters ended June 30, 2024 this amount is net of tax of $(0.8) (2023- $(1.6)).
note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended June 30, 2024, this amount is net of tax of $3.2 (2023 - $2.5). For the two quarters ended June 30, 2024, this amount is net of tax of $5.1 (2023- $4.5).

Management’s Discussion and Analysis June 30, 2024	M-5	Stantec Inc.

Financial Targets - Revised
We are revising and narrowing certain targets contained within our 2024 guidance (provided on page M-11 in our 2023 Annual Report, incorporated here by reference) based on the strength of our financial performance to date and the outlook for the balance of this year, further described below in the Outlook section.

	Previously Published 2024 Annual Range	Revised 2024 Annual Range
Targets
Net revenue growth	11% to 15%	12% to 15%
Adjusted EBITDA as % of net revenue (note)	16.2% to 17.2%	16.5% to 16.9%
Adjusted net income as % of net revenue (note)	above 8%	above 8%
Adjusted diluted EPS growth (note)	12% to 16%	12% to 16%
Adjusted ROIC (note)	above 11%	above 11%
Our targets and guidance assumed the average value for the US dollar to be $1.35, GBP to be $1.70, and AU dollar $0.90. For all other underlying assumptions, see page M-24. These targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023, as further described below.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A.

Outlook
The guidance provided in the Outlook section of our 2023 Annual Report (incorporated here by reference) was based on our expectation we would continue to see high levels of activities in all regions.

Our outlook for net revenue growth remains robust. As such, we now expect net revenue growth to be in the range of 12% to 15%, raising the lower end of the range from 11%. We reaffirm our expectations for organic net revenue growth in the mid to high single digits. We continue to expect the US and Global regions to deliver organic growth in the mid to high-single digits and Canada to be in the mid-single digits. This has been complemented by increased expectations from acquisition net revenue growth, revised to high-single digit growth from mid to high-single digit growth.

We are narrowing our target range for adjusted EBITDA margin to 16.5% to 16.9% (previously 16.2% to 17.2%). This reflects our continuing confidence in solid project execution and operational performance, while recognizing that opportunities for margin and earnings enhancement from our three recent acquisitions will be muted during this initial period of transition and integration. As such, we continue to expect adjusted net income to achieve a margin above 8.0%, adjusted diluted EPS growth to be in the range of 12% to 16%, and adjusted ROIC to be above 11%.

Effect of Long-term Incentive Plan
Consistent with guidance previously provided, our targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023. Year to date, the revaluation resulted in a $6.4 million expense (pre-tax), the equivalent of 20 basis points as a percentage of net revenue and $0.04 EPS. If the LTIP metrics existing at Q2 2024 remain constant to the end of the year, the impact of higher share-based compensation expense to the remaining two quarters would be approximately $0.6 million (pre- tax) or less than $0.01 EPS, and the full year impact would be approximately $7.0 million (pre-tax) or $0.05 EPS.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2023 and the relative total shareholder return components on our share-based compensation programs.

Management’s Discussion and Analysis June 30, 2024	M-6	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in Q2 2024 and year to date Q2 2024.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $11.9 million positive impact on our net revenue results in Q2 2024 compared to Q2 2023 and a net $5.2 million positive impact year to date in 2024 compared to 2023:
•The US dollar averaged $1.34 in Q2 2023 and $1.37 in Q2 2024 —a 2.2% increase. Year to date, the US dollar averaged $1.35 in Q2 2023 and $1.36 in Q2 2024—a 0.7% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.68 in Q2 2023 and $1.73 in Q2 2024—a 3.0% increase. Year to date, the GBP averaged $1.66 in Q2 2023 and $1.72 in Q2 2024—a 3.6% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.90 in Q2 2023 and Q2 2024. Year to date, the AU dollar averaged $0.91 in Q2 2023 and $0.89 in Q2 2024—a 2.2% decrease. The weakening AU dollar year to date compared to the Canadian dollar had a negative effect on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment - Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024	Q2 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	435.5	364.2	71.3	41.6	n/a	29.7	8.2%
United States	1,024.3	913.5	110.8	54.1	17.8	38.9	4.3%
Global	429.9	360.5	69.4	51.4	(1.1)	19.1	5.3%
Total	1,889.7	1,638.2	251.5	147.1	16.7	87.7
Percentage Growth			15.4%	9.0%	1.0%	5.4%

Management’s Discussion and Analysis June 30, 2024	M-7	Stantec Inc.

Net Revenue by Reportable Segment - Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024	Q2 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	370.7	320.3	50.4	34.4	n/a	16.0	5.0%
United States	775.6	667.2	108.4	37.7	12.6	58.1	8.7%
Global	347.0	291.2	55.8	40.4	(0.7)	16.1	5.5%
Total	1,493.3	1,278.7	214.6	112.5	11.9	90.2
Percentage Growth			16.8%	8.8%	0.9%	7.1%

Gross Revenue by Reportable Segment - year-to-date Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024 YTD	Q2 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	791.2	708.3	82.9	64.1	n/a	18.8	2.7%
United States	2,009.7	1,758.0	251.7	101.0	14.7	136.0	7.7%
Global	810.2	711.1	99.1	75.7	(6.7)	30.1	4.2%
Total	3,611.1	3,177.4	433.7	240.8	8.0	184.9
Percentage Growth			13.6%	7.6%	0.2%	5.8%

Net Revenue by Reportable Segment - year-to-date Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024 YTD	Q2 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	694.4	623.3	71.1	52.2	n/a	18.9	3.0%
United States	1,509.5	1,310.4	199.1	65.9	10.2	123.0	9.4%
Global	659.5	573.5	86.0	61.9	(5.0)	29.1	5.1%
Total	2,863.4	2,507.2	356.2	180.0	5.2	171.0
Percentage Growth			14.2%	7.2%	0.2%	6.8%

Gross Revenue by Business Operating Unit - Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024	Q2 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	525.1	448.8	76.3	52.3	5.8	18.2	4.1%
Water	391.3	341.7	49.6	—	4.4	45.2	13.2%
Buildings	420.0	295.6	124.4	87.5	3.8	33.1	11.2%
Environmental Services	372.0	357.3	14.7	3.6	4.9	6.2	1.7%
Energy & Resources	181.3	194.8	(13.5)	3.7	(2.2)	(15.0)	(7.7%)
Total	1,889.7	1,638.2	251.5	147.1	16.7	87.7
Percentage Growth			15.4%	9.0%	1.0%	5.4%

Management’s Discussion and Analysis June 30, 2024	M-8	Stantec Inc.

Net Revenue by Business Operating Unit - Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024	Q2 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	421.1	356.6	64.5	39.8	4.2	20.5	5.7%
Water	308.7	268.2	40.5	—	3.4	37.1	13.8%
Buildings	325.4	224.7	100.7	67.4	2.7	30.6	13.6%
Environmental Services	276.4	263.0	13.4	3.1	3.4	6.9	2.6%
Energy & Resources	161.7	166.2	(4.5)	2.2	(1.8)	(4.9)	(2.9%)
Total	1,493.3	1,278.7	214.6	112.5	11.9	90.2
Percentage Growth			16.8%	8.8%	0.9%	7.1%

Gross Revenue by Business Operating Unit - year-to-date Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024 YTD	Q2 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	988.3	861.3	127.0	88.0	4.4	34.6	4.0%
Water	771.3	669.4	101.9	—	3.7	98.2	14.7%
Buildings	803.9	586.7	217.2	143.4	2.5	71.3	12.2%
Environmental Services	694.0	678.9	15.1	5.7	3.7	5.7	0.8%
Energy & Resources	353.6	381.1	(27.5)	3.7	(6.3)	(24.9)	(6.5%)
Total	3,611.1	3,177.4	433.7	240.8	8.0	184.9
Percentage Growth			13.6%	7.6%	0.2%	5.8%

Net Revenue by Business Operating Unit - year-to-date Q2 2024
(In millions of Canadian dollars, except percentages)	Q2 2024 YTD	Q2 2023 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	798.3	689.2	109.1	69.1	3.1	36.9	5.4%
Water	610.0	528.0	82.0	—	2.8	79.2	15.0%
Buildings	616.1	457.1	159.0	104.0	1.5	53.5	11.7%
Environmental Services	524.8	502.3	22.5	4.7	2.6	15.2	3.0%
Energy & Resources	314.2	330.6	(16.4)	2.2	(4.8)	(13.8)	(4.2%)
Total	2,863.4	2,507.2	356.2	180.0	5.2	171.0
Percentage Growth			14.2%	7.2%	0.2%	6.8%

In Q2 2024, we delivered an overall 16.8% increase in net revenue compared to Q2 2023 and a 14.2% increase year to date. Net revenue growth reflects solid performance in all of our geographies, double-digit net organic growth in our Water and Buildings businesses, and solid contributions from our acquisitions of ZETCON, Morrison Hershfield, and Hydrock. Public infrastructure spending and private investment continue to be key growth drivers in 2024, with increased project work in water security and transportation. Another key driver is the urgent challenge to tackle climate change and resource security. The focus on Smart(ER) cities and buildings (which include the tenets of Equity and Resiliency), including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

Management’s Discussion and Analysis June 30, 2024	M-9	Stantec Inc.

Canada
We achieved 15.7% net revenue growth in our Canadian operations during the quarter and 11.4% year to date, including acquisition growth of 10.7% and 8.4%, respectively. As anticipated, organic growth remains solid at 5.0% for the quarter and 3.0% year to date in comparison to double digit organic growth achieved during the same periods last year. The ramp up of major roadway projects and continued momentum on wastewater solution projects contributed to organic growth in Infrastructure and Water, respectively. Public sector investment in western Canada drove growth in Buildings, primarily in our education, civic, and healthcare sectors. This growth was partly offset with a retraction in Energy & Resources as we continued to experience delays in the ramp up of new projects while certain projects wound down in late 2023, and Environmental Services, which has completed several significant projects that contributed to double-digit growth last year.

United States
Net revenue increased 16.2% during the quarter and 15.2% year to date, reflecting acquisition growth of 5.7% and 5.0%, respectively, and organic growth of 8.7% and 9.4%. Public and private sector demand continued to fuel solid organic growth across all of our business operating units. Momentum on major Infrastructure projects continued to drive solid organic growth, particularly on transit and rail projects in the western US and roadway work in the eastern US. Our Water team capitalized on continued robust public sector and industrial project demands across the US and large-scale water security projects in the western US. Organic growth in Buildings was spurred by solid investment across most of our sectors, particularly in healthcare, industrial, and science and technology.
Global
In our Global operations, we achieved net revenue growth of 19.2% during the quarter and 15.0% year to date, reflecting acquisition growth of 13.9% and 10.8%, respectively, and organic net revenue growth of 5.5% and 5.1%. The ramp up of projects spurred over 20% organic growth in Buildings, most notably in the Middle East where we are the lead designer of the Hamdan Bin Rashid Cancer Center in Dubai and in the UK as activity ramped up on a major battery cell manufacturing facility. Our industry-leading Water business delivered strong organic growth across the UK, New Zealand, and Australia through long-term framework agreements and public sector investment in water infrastructure. Environmental Services also drove growth with momentum from energy transition projects, particularly in Europe. Partly offsetting the increases was a retraction in Australia, most notably impacting Infrastructure due to the Australia government’s decision to cancel or delay certain transportation projects.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

(In millions of Canadian dollars, except percentages)	Jun 30, 2024	Dec 31, 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,650.5	1,342.6	307.9	183.8	n/a	124.1	9.2%
United States	4,174.2	3,950.8	223.4	54.3	129.1	40.0	1.0%
Global	1,327.9	1,012.5	315.4	279.3	9.8	26.3	2.6%
Total	7,152.6	6,305.9	846.7	517.4	138.9	190.4
Percentage Growth			13.4%	8.2%	2.2%	3.0%

Our contract backlog at June 30, 2024 stands at $7.2 billion, representing approximately 12 months of work, which is consistent with December 31, 2023. Acquisitions completed in 2024 contributed to 8.2% growth or $517.4 million, primarily within Infrastructure and Buildings. Backlog also grew 3.0% organically, or $190.4 million, primarily in our

Management’s Discussion and Analysis June 30, 2024	M-10	Stantec Inc.

Canada operations and particularly in Environmental Services, Energy & Resources, and Infrastructure business units.

Major Project Awards
We are well-positioned to provide solutions that positively impact our clients and communities. Through our partnerships and business relations, we continue to capture traditional and emerging opportunities in backlog and also in our master services agreement wins.

Canada
Through our Kitikmeot Inuit partnership, we have been selected as the engineering and environmental consultants for the strategic Grays Bay Road and Port project. The project will consist of a 227 km all-season road, providing access from Alberta to the Beaufort Sea and Arctic Ocean through the proposed first deep-water port in the Western Arctic. In Buildings, our healthcare portfolio continues to expand through the addition of the $289 million Nanaimo Cancer Centre project, which will increase cancer care in the local community, and integrate cultural care into the center’s design. We are also designing the future biomass cogeneration plant for the Atikamekw community of Opitciwan in Quebec, the first biomass cogeneration plant in Quebec using Organic Rankine Cycle technology to efficiently produce electricity from residual heat sources and reduce operating costs. The project will provide a clean and renewable energy source to the community while contributing to economic and social growth in the area.

United States
Mission critical facilities and their reliability continue to be a focus for clients around the world. Our Water team has been engaged to provide design services for complex water treatment plants which are critical to ensuring data center stability and maximizing energy efficiency for those projects. Our Infrastructure team has been selected to lead the Bi-State Sustainable Reinvestment Corridor project in Kansas and Missouri, a 24-mile corridor project funded by the Rebuilding American Infrastructure with Sustainability and Equity (RAISE) grant from the federal government to connect four key cities and improve access to housing, health care, transportation, employment, and education for residents in each city and the surrounding areas. Our Environmental Services team has been selected to lead federal and state permitting efforts to build an underground fiber optic middle-mile network between Oregon and Nevada. The 622-mile network will provide affordable broadband internet services to underserved rural areas.

Global
We continue to secure design and construction management services for several AMP8 frameworks including Southern Water for the next 5 years, as well as United Utilities, which positions our Water team well for the AMP9 framework. This expertise and trusted experience has expanded our services to provide a range of consultancy services on the Dŵr Cymru Cyfyngedig’s AMP8 Engineering Consultancy Framework (referred to as Dŵr Cymru Welsh Water) to deliver its £4 billion program. In New Zealand, our Infrastructure team will be supporting temporary and permanent protection measures and repairs to areas impacted by Cyclone Gabrielle, enabling safe access to key infrastructure for the recovering community. Our Community Development team in Australia has been selected to provide master planning and concept for 2000 lots and detailed design for 800 lots in the Lakes precinct at Stocklands Aura development. Our Energy & Resources team has been awarded a master service agreement to support LUMA, the operator and manager of power distribution across Puerto Rico. This is the third MSA with LUMA and the contract is part of a Federal Emergency Management Agency funded effort to create a more reliable and resilient energy supply.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2023 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis June 30, 2024	M-11	Stantec Inc.

Project Margin by Reportable Segment
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2024		2023		2024		2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	197.3	53.2%	172.7	53.9%	369.6	53.2%	334.8	53.7%
United States	427.6	55.1%	363.7	54.5%	830.1	55.0%	714.9	54.6%
Global	186.8	53.8%	157.6	54.1%	354.5	53.8%	304.3	53.1%
Total	811.7	54.4%	694.0	54.3%	1,554.2	54.3%	1,354.0	54.0%

Project Margin by Business Operating Unit
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2024		2023		2024		2023
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	223.1	53.0%	191.9	53.8%	423.4	53.0%	368.2	53.4%
Water	170.7	55.3%	146.9	54.8%	337.9	55.4%	285.4	54.1%
Buildings	174.9	53.7%	118.4	52.7%	335.0	54.4%	244.7	53.5%
Environmental Services	156.9	56.8%	147.7	56.2%	294.0	56.0%	280.9	55.9%
Energy & Resources	86.1	53.2%	89.1	53.6%	163.9	52.2%	174.8	52.9%
Total	811.7	54.4%	694.0	54.3%	1,554.2	54.3%	1,354.0	54.0%

In the quarter, project margin increased $117.7 million, or 17.0%, and as a percentage of net revenue, project margin increased to 54.4% from 54.3%. Year to date, project margin increased $200.2 million, or 14.8%, and as a percentage of net revenue, project margin increased 30 basis point to 54.3%. Net revenue growth driven by robust public and private investment contributed to the project margin increases. As a percentage of net revenue, project margin remained in line with our expectations as a result of our continued discipline in project execution and increased selectivity in project pursuits.

In Canada, project margin in the quarter increased $24.6 million to $197.3 million and year to date increased $34.8 million to $369.6 million. As a percentage of net revenue, project margin was 53.2% in the quarter and year to date, a 70 and 50 basis point decrease, respectively, compared to prior periods. The wind down of several higher margin projects in Environmental Services, a shift in project mix, and certain Infrastructure project recoveries and change order approvals in the prior period contributed to project margin decreases.

In our US operations, project margin in the quarter increased $63.9 million to $427.6 million and year to date increased $115.2 million to $830.1 million. As a percentage of net revenue, project margin increased 60 basis points in the quarter to 55.1% and 40 basis points year to date to 55.0%. Margin increases were primarily due to favorable project mix and solid project performance, most notably in Water.

In our Global operations, project margin increased $29.2 million to $186.8 million and year to date increased $50.2 million to $354.5 million. As a percentage of net revenue, project margin was 53.8% in the quarter and year to date, reflecting a 30 basis point decrease and a 70 basis point increase, respectively, compared to prior periods. A shift in project mix contributed to a slight decrease in project margins in the quarter, while strong volume on higher margin work in Buildings and solid project performance in UK Water contributed to year to date project margin increases.

Management’s Discussion and Analysis June 30, 2024	M-12	Stantec Inc.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $89.3 million in Q2 2024 compared to Q2 2023 and increased as a percentage of net revenue by 50 basis points to 38.6%. Year to date, administrative and marketing expenses increased $143.9 million compared to the prior period and increased as a percentage of net revenue by 20 basis points to 39.1% in 2024. The impact of the LTIP revaluation due to the strengthening of our share price was $0.6 million in Q2 2024 compared to $7.3 million in Q2 2023 and $6.4 million in the first two quarters of 2024 compared to $14.9 million in the comparative period.

The increase to administrative and marketing expenses as a percentage of net revenue was primarily impacted by claim provision estimates increasing to historically normal levels compared to 2023. Administrative labor also increased slightly as staff transition from certain major projects winding down to new projects which are ramping up in the second half of the year.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

Amortization of intangible assets increased $5.4 million in the quarter and $10.1 million in the first two quarters of 2024 compared to the same periods in 2023 as a result of recent acquisitions completed, including acquisitions in 2024 which added $131.4 million to client relationships and $45.6 million to backlog.

Net Impairment of Lease Assets
As part of the increased real estate optimization objectives outlined in our 2024-2026 Strategic Plan, we continued to review our real estate lease portfolio to identify additional underutilized office spaces and updated our assumptions for previously impaired locations. Consequently, we recorded a non-cash net impairment charge of $16.9 million in 2024 for various leased office spaces, primarily across our Canada and US operations. We also recorded related onerous contract costs of $2.0 million in 2024 that are included in administrative and marketing expense.

The recoverable amount of lease assets and associated property and equipment was estimated using the value in use approach.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense increased $4.5 million in the quarter and $7.1 million in the first two quarters of 2024 compared to the same periods in 2023, primarily due to overall higher net debt to fund our acquisitions.

Income Taxes
Our effective income tax rate remained consistent with prior periods at 22.5% in Q2 2024 and year to date 2024, which was in line with our guidance and consistent with the annual effective tax rate of 22.5% in 2023.
Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Management’s Discussion and Analysis June 30, 2024	M-13	Stantec Inc.

Quarterly Unaudited Financial Information

	2024		2023				2022
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue	1,889.7	1,721.4	1,609.0	1,693.2	1,638.2	1,539.2	1,513.5	1,473.2
Net revenue	1,493.3	1,370.1	1,242.2	1,316.8	1,278.7	1,228.5	1,130.4	1,160.0
Net income	84.6	79.4	74.4	103.9	88.0	64.9	73.5	68.0
Diluted earnings per share	0.74	0.70	0.66	0.94	0.79	0.59	0.66	0.61
Adjusted net income (note)	127.2	103.0	91.4	126.7	109.4	80.9	91.1	95.0
Adjusted diluted EPS (note)	1.12	0.90	0.82	1.14	0.99	0.73	0.82	0.86
note: Adjusted net income and adjusted diluted EPS are non-IFRS measures further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of organic and acquisition growth and foreign exchange on net revenue:

	Q2 2024	Q1 2024	Q4 2023	Q3 2023
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Increase in net revenue due to
Organic growth	90.2	80.8	85.3	104.3
Acquisition growth	112.5	67.5	21.3	26.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	11.9	(6.7)	5.2	25.6
Total increase in net revenue	214.6	141.6	111.8	156.8

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue from Q2 2024 compared to Q2 2023 primarily reflects acquisition growth from revenues contributed from acquisitions completed in the last twelve months, organic growth due to a strong macro environment, and net positive foreign exchange impacts. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis June 30, 2024	M-14	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2023:

(In millions of Canadian dollars)	Jun 30, 2024	Dec 31, 2023

Total current assets	2,451.1	2,272.5
Property and equipment	297.7	267.5
Lease assets	500.8	442.9
Goodwill	2,942.5	2,384.0
Intangible assets	455.1	265.7
Net employee defined benefit asset	75.5	72.3
Deferred tax assets	101.6	92.6
Other assets	286.0	279.2
Total assets	7,110.3	6,076.7

Current portion of long-term debt	189.0	146.7
Current portion of provisions	53.2	51.7
Current portion of lease liabilities	105.1	101.3
All other current liabilities	1,414.2	1,316.0

Total current liabilities	1,761.5	1,615.7
Lease liabilities	553.1	477.8
Long-term debt	1,511.4	982.3
Provisions	174.2	134.8
Net employee defined benefit liability	28.2	29.5
Deferred tax liabilities	80.3	24.4
Other liabilities	38.8	55.6
Equity	2,962.8	2,756.6
Total liabilities and equity	7,110.3	6,076.7

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar, British pound, and Australian dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The ZETCON, Morrison Hershfield, and Hydrock acquisitions increased goodwill by $500.9 million, intangible assets by $177.4 million, and lease assets by $60.2 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Other increases to long-term assets include additions to property and equipment, lease assets and intangible assets. Partly offsetting the increases were depreciation and amortization expense.

Long-term debt increased $571.4 million, due to higher draws on the revolving credit facility and increases to notes payable, primarily to finance our 2024 acquisitions, as well as higher other financing obligations. Acquisition additions increased lease liabilities by $57.3 million, deferred tax liabilities by $55.7 million, and provisions by $23.4 million. Other increases include additions and modifications to lease liabilities and higher provisions for self-insured liabilities.

Management’s Discussion and Analysis June 30, 2024	M-15	Stantec Inc.

Partly offsetting these increases is a reduction in other liabilities due to the settlement of cash-settled share-based compensation obligations.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section of this MD&A); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at June 30, 2024, compared to December 31, 2023:

(In millions of Canadian dollars, except ratios)	Jun 30, 2024	Dec 31, 2023
Current assets	2,451.1	2,272.5
Current liabilities	1,761.5	1,615.7
Working capital (note)	689.6	656.8
Current ratio (note)	1.39	1.41
note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar, British pound, and Australian dollar relative to the Canadian dollar.

Current assets increased due to a collective increase of $260.2 million in trade and other receivables, unbilled receivables, and contract assets from organic growth and the 2024 acquisitions. The timing of installment payments contributed to increases in income taxes recoverable and higher subscription renewal fees for certain cloud-based software solutions contributed to higher prepaid expenses. These increases were partly offset by decreases in cash and deposits of $134.7 million (explained in the Cash Flows section of this MD&A).
Our DSO, defined in the Definitions section of this MD&A, was 77 days at June 30, 2024, a decrease of two days from March 31, 2024 and remains within our stated internal guideline.
The increase in current liabilities was primarily related to the increase in trade and other payables, resulting from acquisition additions and the timing of payroll and supplier payments, the current portion of long-term debt (explained in the Statements of Financial Position section of this MD&A), deferred revenue from acquisitions, and bank indebtedness (explained in the Cash Flows section of this MD&A). These increases were partly offset by a decrease in the current portion of other liabilities, primarily related to cash settled share-based compensation.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

Management’s Discussion and Analysis June 30, 2024	M-16	Stantec Inc.

	Quarter Ended Jun 30,			Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2024	2023	Change	2024	2023	Change
Cash flows from operating activities	80.3	31.0	49.3	137.2	67.7	69.5
Cash flows used in investing activities	(164.4)	(104.4)	(60.0)	(572.5)	(128.4)	(444.1)
Cash flows from financing activities	98.9	173.5	(74.6)	293.1	145.3	147.8

Cash Flows From Operating Activities
Cash flows from operating activities were $137.2 million, which increased $69.5 million or 102.7% compared to 2023. The significant year to date cash flow increase was from strong operational performance and collection efforts.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $572.5 million year to date compared to $128.4 million in 2023. This was primarily due to net cash used to fund the 2024 acquisitions for $555.0 million. Cash used to purchase property and equipment and intangible assets of $60.8 million was also higher compared to $40.4 million in 2023. Partly offsetting these increases was net proceeds of $39.1 million earned from the sale of investments held for self-insured liabilities compared to net purchases of $19.2 million in the comparative period.

Cash Flows From Financing Activities
Cash flows from financing activities for the year to date were $293.1 million, a $147.8 million increase in cash inflows compared to 2023. The increase was driven by higher draws on our revolving credit facility of $304.4 million, primarily to fund the 2024 acquisitions as well as higher draws on our bank indebtedness. These increases were partly offset by higher repayments of $64.6 million for notes payable and other financing obligations compared to the prior period.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA ratio (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Jun 30, 2024	Dec 31, 2023
Current and non-current portion of long-term debt	1,700.4	1,129.0
Less: cash and cash equivalents	(218.2)	(352.9)
Bank indebtedness	33.6	23.6
Net debt	1,515.8	799.7
Shareholders' equity	2,962.8	2,756.6
Total capital managed	4,478.6	3,556.3
Trailing twelve months adjusted EBITDA from continuing operations (note)	895.1	831.0
Net debt to adjusted EBITDA ratio (note)	1.7	1.0
note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

Management’s Discussion and Analysis June 30, 2024	M-17	Stantec Inc.

At June 30, 2024, our net debt to adjusted EBITDA ratio was 1.7x, falling within our stated internal guideline, and higher compared to December 31, 2023 due to our recent acquisitions of ZETCON, Morrison Hershfield, and Hydrock which resulted in higher draws on our revolving credit facility.

Our credit facilities include:
•senior unsecured notes of $550 million
•syndicated senior unsecured credit facilities of $1.1 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $800 million and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature), and an unsecured bilateral term credit facility of $100 million
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We amended the syndicated senior credit facilities on June 27, 2024, to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from December 8, 2027 to June 27, 2029, the $150 tranche B of the term loan from December 8, 2025 to June 27, 2027, and the $160 tranche C of the term loan from December 8, 2027 to June 27, 2029. The amendments to the terms and conditions were not considered to be substantial.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior unsecured credit facilities, and unsecured bilateral term credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At June 30, 2024, $232.0 million was available in our credit facilities for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended June 30, 2024.

Shareholders’ Equity
Shareholders’ equity increased $206.2 million from December 31, 2023. The increase in shareholders' equity was mainly due to net income of $164.0 million earned in the first two quarters of 2024 and other comprehensive income of $90.0 million, primarily related to exchange differences on translation of our foreign subsidiaries. These increases were partly offset by dividends declared of $47.8 million.

Our Normal Course Issuer Bid (NCIB) on the TSX was renewed on December 11, 2023, enabling us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2023 to December 12, 2024. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.
Other
Outstanding Share Data
Common shares outstanding were 114,066,995 at June 30, 2024 and August 7, 2024. No shares were repurchased from July 1, 2024 to August 7, 2024 under our NCIB Automatic Share Purchase Plan.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2023 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at June 30, 2024.

Management’s Discussion and Analysis June 30, 2024	M-18	Stantec Inc.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2023 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At June 30, 2024, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2023 Annual Report (incorporated here by reference).

We continue to hold total return swap (TRS) agreements with a financial institution to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units and deferred share units.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 33 of our audited consolidated financial statements for the year ended December 31, 2023 (included in our 2023 Annual Report and incorporated here by reference). At June 30, 2024, the nature and extent of these transactions were not materially different from those disclosed in the 2023 Annual Report.
Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q2 2024 from those described in our 2023 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2023, audited consolidated financial statements (incorporated here by reference).

The conflicts in Ukraine and the Middle East, and higher inflationary environments have had adverse financial impacts on the global economy, but we have not seen an increase to our risk exposure. Stantec continues to closely monitor conflicts for potential impacts to our people and operations.

Recent Accounting Pronouncements
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2024 (incorporated here by reference) had an effective date of January 1, 2024, but did not have a material impact on the consolidated financial statements or accounting policies for the two quarters ended June 30, 2024.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2023 audited consolidated financial statements and note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2024 (both incorporated here by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Management’s Discussion and Analysis June 30, 2024	M-19	Stantec Inc.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-17.

Management’s Discussion and Analysis June 30, 2024	M-20	Stantec Inc.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliations of Non-IFRS Financial Measure on page M-22.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-17.

Management’s Discussion and Analysis June 30, 2024	M-21	Stantec Inc.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Jun 30,		Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2024	2023	2024	2023
Net cash flows from operating activities	80.3	31.0	137.2	67.7
Less: capital expenditures (property and equipment and intangible assets)	(40.3)	(18.6)	(60.8)	(40.4)
Less: net lease payments	(33.0)	(31.6)	(54.2)	(61.4)
Free cash flow (note)	7.0	(19.2)	22.2	(34.1)
note: See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the two quarters ended June 30, 2024, there has been no significant change in our risk factors from those described in our 2023 Annual Report (incorporated here by reference). Notwithstanding the ongoing conflicts in the Middle East, our offices in the region, including in Bahrain, Qatar, Saudi Arabia, and the United Arab Emirates, have not been materially impacted by the increased geopolitical risk in the region and we do not have physical offices in the Israel-Gaza region where the Israel-Hamas conflict is ongoing. We continue to closely monitor conflicts for potential impacts to our people and operations.

Subsequent Event
Dividends
On August 7, 2024, our Board of Directors declared a dividend of $0.21 per share, payable on October 15, 2024, to shareholders of record on September 27, 2024.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec.

Management’s Discussion and Analysis June 30, 2024	M-22	Stantec Inc.

Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2024 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our expectations in the Outlook section:
◦Our expectation that net revenue growth remains robust;
◦Net revenue growth is expected to be in the range of 12% to 15%, with organic net revenue growth in the mid to high single digits;
◦Organic growth in the US and Global regions is expected to be in the mid to high single digits and Canada is expected to be in the mid-single digits;
◦Acquisition net revenue growth is expected to be in the high-single digits;
◦Adjusted EBITDA margin expected to be in the range of 16.5% to 16.9%, which reflects our continuing confidence in solid project execution and operational performance, while recognizing that opportunities for margin and earnings enhancement from our three recent acquisitions will be muted during this initial period of transition and integration;
◦Adjusted net income as a percentage of net revenue above 8%;
◦Adjusted diluted EPS growth expected to be in the range of 12% to 16%;
◦Adjusted ROIC expected to be above 11%;
◦Impact of LTIP existing at Q2 remaining constant to the end of the year, would be approximately $0.6 million (pre-tax) or less than $0.01 EPS for the remaining two quarters, and the full year impact would be approximately $7.0 million (pre-tax) or $0.05 EPS;
•Our belief that public infrastructure spending; private investment; increased project work in water security and transportation; the urgent challenges to tackle climate change and resource security; Smart(ER) cities; and buildings, including hospitals, data centers, and other mission critical facilities, to meet civic, healthcare, residential and industrial markets, are key growth drivers;
•Our belief that through our innovative and collaborative approach to engineering and design, we are positioned to provide solutions to positively impact our clients and communities;
•Our expectation that new projects will ramp up in the second half of the year;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-

Management’s Discussion and Analysis June 30, 2024	M-23	Stantec Inc.

looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the two quarters ended June 30, 2024, there has been no significant change in our risk factors from those described in our 2023 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. We have revised certain annual targets previously included in our 2023 Annual Report. The assumptions we made at the time of publishing our annual targets and outlook for 2024 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2023 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•Our June 2024 outlook forecast assumed an average value for the US dollar of $1.35, for the British pound of $1.70, and for the Australian dollar of $0.90, which is consistent with the forecast provided in the 2023 Annual Report.
•As of June 2024 Canada's 2024 GDP growth is projected to see a growth rate of 1.1% compared to 0.9% at December 2023, the US is projected to see a growth rate of 2.0% compared to 1.5% at December 2023, and the UK is expected to experience GDP growth of 1.1% compared to 0.7% at December 2023. Australia's 2024 GDP growth is projected to remain consistent with the rate forecasted in December of 1.4%,
•In Canada, the number of total housing starts in 2024 was forecasted to decrease by 12% compared to 2023. As of June 2024, new housing construction in Canada increased 7% over the first half of 2024. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2024 is expected to be 1.37 million as of June 2024, consistent with the December 2023 forecast.
•The American Institute of Architects ABI (architectural billing index) has increased to 46.4 as of June 2024 from 45.3 at December 2023.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 7, 2024, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2024, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis June 30, 2024	M-24	Stantec Inc.